File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

August 17, 2004

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public the following messages.

- Notice Regarding the Repurchase of Shares, on Aug 6.
- First-Half Business and Financial Results for Fiscal 2004, on Aug 10.
- Supplementary Information of 1H 2004, on Aug 10.

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

dlw 8/18

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (August 6, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as follows:

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: July 1, 2004 through August 3, 2004
3. Aggregate number of shares purchased: 4,524,000 shares
4. Aggregate purchase amount: 9,174,252,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 85th Ordinary General Meeting of Shareholders held on March 30, 2004 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation

(2) Aggregate number of shares to be purchased: Up to 32 million shares

(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that have been purchased since March 30, 2004, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 15,154,000 shares

(2) Aggregate acquisition amount: 28,643,651,000 yen

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1, Kyobashi 1-Chome, Chuo-ku, Tokyo 104-8340 Japan
Phone : (03) 3563-6811
Fax : (03) 3567-4615

Bridgestone Corporation Announces First-Half Business and Financial Results for Fiscal 2004

Tokyo (August 10, 2004)—Bridgestone Corporation today announced its consolidated business and financial results for January 1 to June 30, 2004, the first half of the present fiscal year (January 1 to December 31, 2004). These results are for Bridgestone Corporation and its consolidated subsidiaries, collectively referred to below as the "Companies." Here is a summary of those results and of management's projections for the Companies' sales and earnings performance for the full fiscal year. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥108.43, the exchange rate on June 30, the end of the first half of the fiscal year.

I. Summary of Business and Financial Performance

A. Overall results

1. Sales and earnings

	Jan.–June 2004	Jan.–June 2003	Increase (decrease)	
			Yen	Percent
	¥ million	¥ million	¥ million	
Net sales	¥1,153,294	¥1,112,169	¥41,125	4%
Operating income	¥91,948	¥71,314	¥20,634	29%
Ordinary income	¥86,818	¥65,895	¥20,923	32%
Interim net income	¥52,292	¥31,960	¥20,332	64%

Generally positive trends characterized the business environment during the first half of 2004. Economic recovery appears to have taken hold in Japan as private-sector capital spending rose, supported by improved corporate earnings, and as exports increased. The strong economic recovery in the United States gained further momentum as capital spending grew and as the employment picture improved. Signs of economic recovery appeared in Europe. In Asian nations besides Japan, economic expansion continued in

China, and economic recovery is under way in other nations.

During the first half of 2004, the Companies continued working to improve their overall results by introducing appealing new products and by moving aggressively in manufacturing and marketing to address the shift in demand toward larger sizes and high-performance specifications in passenger car tires. The Companies also worked to raise productivity and to make the most of their leadership in research and technology.

Net sales in the interim period ended June 30, 2004, increased 4% over the same period of the previous year, to ¥1,153,294 million [$10,636 million]. Operating income increased 29% over the same period of the previous year, to ¥91,948 million [$848 million], ordinary income increased 32%, to ¥86,818 million [$801 million], and net income increased 64%, to ¥52,292million [$482 million].

2. Segment information

a. By industry segment

Notes:

i. The figures for segment sales include intersegment transactions.

ii. The totals reflect eliminations for intersegment transactions and corporate items.

		Jan.–June 2004	Jan.–June 2003	Increase (decrease)	
				Yen	Percent
		¥ million	¥ million	¥ million	
Tires	Sales	¥918,331	¥884,269	¥34,062	4%
	Operating income	¥73,644	¥54,894	¥18,750	34%
Diversified Products*	Sales	¥246,974	¥240,068	¥6,906	3%
	Operating income	¥18,041	¥16,384	¥1,657	10%
Total	Net sales	¥1,153,294	¥1,112,169	¥41,125	4%
	Operating income	¥91,948	¥71,314	¥20,634	29%

*As of the first half of 2004, the Companies have changed the segment designation "Other" to "Diversified Products." This change is entirely a matter of wording; the range of products and services included in each of the Companies' industry segments is unchanged.

In the tire segment, the Companies' sales increased 4% over the same period of the previous year, to ¥918,331 million [$8,469 million], mainly on the strength of strong demand in markets outside Japan. Operating income in the tire segment increased 34%, to ¥73,644 million [$679 million], despite the adverse effect of rising prices for raw materials on earnings.

In the diversified products sector, sales increased 3% over the same period of the previous year, to ¥246,974 million [$2,278 million], led by growth in automotive products and, in the United States, in building materials. Operating income increased 10%, to ¥18,041 million [$166 million].

b. By geographic segment

Notes:

i. The figures for segment sales include intersegment transactions.

ii. The totals reflect eliminations for intersegment transactions and corporate items.

		Jan.–June 2004	Jan.–June 2003	Increase (decrease)	
				Yen	Percent
		¥ million	¥ million	¥ million	
Japan	Sales	¥510,676	¥507,350	¥3,326	1%
	Operating income	¥57,602	¥56,965	¥637	1%
The Americas	Sales	¥485,657	¥477,725	¥7,932	2%
	Operating income	¥15,521	¥2,239	¥13,282	593%
Europe	Sales	¥156,428	¥142,132	¥14,296	10%
	Operating income	¥8,570	¥6,455	¥2,115	33%
Other	Sales	¥194,246	¥170,907	¥23,339	14%
	Operating income	¥9,860	¥13,006	¥(3,146)	(24)%
Total	Net sales	¥1,153,294	¥1,112,169	¥41,125	4%
	Operating income	¥91,948	¥71,314	¥20,634	29%

In Japan, sales increased 1% over the same period of the previous year, to ¥510,676 million [$4,710 million], and operating income increased 1%, to ¥57,602 million [$531 million]. The Companies worked to cope with limitations on production capacity by optimizing inventories and by raising productivity in some business units. Unit shipments of tires to export markets declined, but unit sales in Japan increased in original equipment tires and in replacement tires. The increase in operating income occurred despite increases in raw material costs and included a contribution from improved profitability at subsidiaries.

In the Americas, sales increased 2% over the same period of the previous year, to ¥485,657 million [$4,479 million], and operating income climbed 593%, to ¥15,521 million [$143 million]. Unit sales of passenger car and light truck tires increased in the replacement market and in the original equipment market, and overall unit sales of truck and bus tires increased strongly. Business in the Americas also benefited from strong growth in Latin American operations and in diversified operations. Diminishing the yen-denominated growth in sales and earnings somewhat was the weakening of the dollar against the yen. Although operating income rose over the same period of the previous year, it reflected the adverse effect of the continuing increase in raw material costs.

In Europe, sales increased 10% over the same period of the previous year, to ¥156,428 million [$1,443 million], and operating income increased 33%, to ¥8,570 million [$79 million]. The Companies posted unit sales gains in passenger car tires in the replacement market and in the original equipment market. They also recorded unit sales growth in truck and bus tires, led by growth in the replacement market.

In other regions, sales increased 14% over the same period of the previous year, to ¥194,246 million [$1,791 million], and operating income declined 24%, to ¥9,860 million [$91 million]. The decline in operating income reflected rising raw material costs and start-up costs at new and expanded operations.

B. Dividends

At its meeting on August 10, 2004, the Board of Directors declared interim dividends of ¥8 [$0.07] per share, including an ordinary dividend of ¥6 [$0.06] and a special dividend of ¥2 [$0.02], with dividend payments to begin on September 1, 2004.

C. Financial Position

1. Cash flow

		Jan.–June 2004	Jan.–June 2003	Increase (decrease) Yen
Net cash provided by operating activities		¥ million ¥116,178	¥ million ¥99,788	¥ million ¥16,390
Net cash used in investing activities		¥(86,086)	¥(73,930)	¥(12,156)
Net cash provided by (used in) financing activities		¥(44,623)	¥49,623	¥(94,246)
Effect of exchange rate changes on cash and cash equivalents		¥(2,246)	¥7,021	¥(9,267)
Net increase (decrease) in cash and cash equivalents		¥(16,778)	¥82,503	¥(99,281)
Cash and cash equivalents	Beginning balance	¥298,264	¥206,520	¥91,744
	Ending balance	¥281,486	¥289,023	¥(7,537)

The Companies' cash and cash equivalents decreased ¥16,778 million [$155 million] during the first half of 2004, to ¥281,486 million [$2,596 million]. That decrease compares with an increase of ¥82,503 million in the same period of the previous year.

Net cash provided by operating activities increased ¥16,390 million [$151 million], over the same period of the previous year to ¥116,178 million [$1,071 million]. The principal contributors to that increase were income before income taxes and minority interests of ¥83,572 million [$771million], compared with ¥65,895 million the same period of the previous year, and depreciation and amortization of ¥53,760 million [$496 million], compared with ¥52,516 in the same period of the previous year. Those contributors offset the effects of income tax payments of ¥17,009 million [$157 million], compared with ¥8,044 million in the same period of the previous year; an increase in inventories of ¥13,084 million [$121 million], compared with an increase of ¥36,176 million in the same period of the previous year; and a decrease in notes and accounts payable of ¥12,491 million [$115 million], compared with decrease of ¥29,287 million in the same period of the previous year.

Net cash used in investing activities decreased ¥12,156 million [$112 million] from the same period of the previous year, to ¥86,086 million [$794 million]. Expenditures centered on payments of ¥82,274 million [$759 million] for purchases of property, plant and equipment, compared with payments of ¥61,848 million in the same period of the previous year.

Net cash used in financing activities decreased ¥94,246 million [$869million] from the same period of the previous year, to ¥44,623 million [$412 million]. Repayments of long-term debt totaled ¥72,360 million [$667 million], compared with ¥4,730 million in the same period of the previous year; payments for repurchases of stock totaled ¥37,254 million [$344 million], compared with ¥43 million in the same period of the previous year; and payments for the retirement of bonds totaled ¥12,465 million [$115 million], compared with ¥17,591million in the same period of the previous year. Those expenditures offset contributions of ¥72,642 million [$670 million] in proceeds from long-term debt, compared with ¥8,673 million in the same period of the previous year, and ¥14,457 million [$133 million] in proceeds from the issuance of bonds, compared with ¥95,751 million in the same period of the previous year.

2. Cash flow indicators

	Jan.–June 2002	Jan.–Dec. 2002	Jan.–June 2003	Jan.–Dec. 2003	Jan.–June 2004
Shareholders' equity/total assets (%)	38.0	37.1	37.9	40.0	40.0
Market capitalization*/total assets (%)	65.7	59.0	62.2	54.5	75.2
Interest-bearing debt/net cash provided by operating activities (years)	1.8	1.7	2.7	1.9	2.1
Net cash provided by operating activities/interest payments** (times)	19.6	17.0	16.4	20.0	22.7

* Share price on last trading day of June times number of shares outstanding

** Interest payments as listed on Statements of Cash Flows

II. Projections

Management expects the business environment to remain challenging overall during the remainder of the fiscal year. Although the world economy continues to recover, prices for natural rubber and other raw materials are tending persistently upward, and management expects this trend to continue.

In Japan, management expects the Companies' overall unit sales of tires in the domestic market to increase in 2004, led by growth in replacement tires. They project a decline in unit exports from Japan, partly because of limitations on Japanese production capacity.

In the Americas, management expects demand for tires in 2004 to remain strong, and they expect unit sales of tires by the Companies' operations in the Americas to increase in 2004. Those operations are promoting sales growth in passenger car and light truck tires through stepped-up marketing activities. They are also promoting sales growth in truck and bus tires, where original equipment demand is growing strongly, through product introductions and other measures.

In Europe, management expects demand for tires in 2004 to be firm. They expect vigorous marketing efforts by the Companies' European operations to produce an increase in unit sales, including gains in passenger car and light truck tires and in truck and bus tires.

Below is a summary of management's projections for sales and earnings in the full year, January to December 2004.

		Projection for Jan.–Dec. 2004	Results for Jan.–Dec. 2003	Increase (decrease)	
				Yen	Percent
		¥ million	¥ million	¥ million	
Net sales		¥2,370,000	¥2,303,917	¥66,083	3%
Operating income		¥185,000	¥183,293	¥1,707	1%
Ordinary income		¥170,000	¥167,296	¥2,704	2%
Net income		¥104,000	¥88,719	¥15,281	17%
¥/$ exchange rate (actual or assumed)	Interim average	¥108	¥119		(9)%
	Full-year average	¥107	¥116		(8)%
¥/euro exchange rate (actual or assumed)	Interim average	¥133	¥132		1%
	Full-year average	¥127	¥131		(3)%

Management expects the dividends for the full year of 2004 to total ¥16 per share. They have declared interim dividends of ¥8 per share, including an ordinary dividend of ¥6 and a special dividend of ¥2, and they expect to propose identical amounts for the year-end dividends.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ from management's projections and plans.

-end-

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2003 1H (As of 30 June 2003)			FY2004 1H (As of 30 June 2004)			FY2003 (As of 31 December 2003)			Increase (decrease)
	Yen in million		%	Yen in million		%	Yen in million		%	Yen in million
Assets										
Current Assets:										
Cash		269,916			268,247			279,366		(11,119)
Notes and accounts receivable - trade		425,597			413,039			417,728		(4,689)
Short-term investments		10,418			5,000			10,000		(5,000)
Inventories		372,566			361,834			349,555		12,279
Deferred income taxes		94,186			56,510			66,916		(10,406)
Other		54,792			66,194			58,465		7,729
Allowance for doubtful accounts		(17,882)			(18,623)			(17,470)		(1,153)
Total Current Assets		1,209,595	53.6		1,152,203	51.7		1,164,563	52.4	(12,360)
Fixed Assets:										
Tangible assets										
Building and structures	227,778			221,979			218,076			
Machinery and equipment	221,314			236,889			221,504			
Land	125,025			122,959			122,492			
Construction in progress	42,601			58,926			59,421			
Other	42,068	658,789	29.2	45,701	686,456	30.8	42,650	664,144	29.9	22,312
Intangible assets		18,527	0.8		12,510	0.5		13,334	0.6	(824)
Investments and Other Assets										
Investments in securities	151,036			211,371			208,059			
Long-term loans receivable	17,993			17,586			19,590			
Deferred income taxes	116,043			88,577			86,240			
Other	83,941			63,009			65,844			
Allowance for doubtful accounts	(995)	368,020	16.4	(1,433)	379,111	17.0	(1,164)	378,570	17.1	541
Net Fixed Assets		1,045,337	46.4		1,078,077	48.3		1,056,049	47.6	22,028
Total		2,254,932	100.0		2,230,280	100.0		2,220,612	100.0	9,668

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2003 1H (As of 30 June 2003)		FY2004 1H (As of 30 June 2004)		FY2003 (As of 31 December 2003)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in milion
Liabilities							
Current Liabilities:							
Notes and accounts payable - trade	153,109		153,212		151,837		1,375
Short-term borrowings	301,672		158,647		76,960		81,687
Commercial paper	342		1,258		–		1,258
Current portion of straight bonds	12,429		9,906		10,927		(1,021)
Current portion of convertible bonds	2,480		–		–		–
Income taxes payable	11,411		19,300		11,168		8,132
Deferred income taxes	2,283		1,205		1,661		(456)
Provision for voluntary tire recall	23,881		13,524		14,965		(1,441)
Accounts payable - other	85,292		100,179		117,040		(16,861)
Accrued expenses	161,995		153,871		143,811		10,060
Other	43,407		41,877		38,269		3,608
Total Current Liabilities	798,305	35.4	652,983	29.3	566,642	25.5	86,341
Long-term Liabilities:							
Straight bonds	130,000		132,911		130,000		2,911
Long-term borrowings	89,413		186,106		269,350		(83,244)
Deferred income taxes	22,776		18,485		23,265		(4,780)
Accrued pension and liability for retirement benefits	280,825		271,574		269,538		2,036
Warranty reserve	18,686		16,547		16,268		279
Other	23,259		26,155		21,020		5,135
Total Long-term Liabilities	564,961	25.0	651,781	29.2	729,444	32.9	(77,663)
Total Liabilities	1,363,266	60.4	1,304,764	58.5	1,296,086	58.4	8,678
Minority Interests							
Minority Interests	37,493	1.7	32,913	1.5	36,539	1.6	(3,626)
Shareholders' Equity							
Common stock	125,120	5.5	126,354	5.7	126,354	5.7	–
Capital Surplus	120,845	5.4	122,080	5.5	122,079	5.5	1
Retained earnings	686,574	30.5	785,090	35.2	740,187	33.3	44,903
Net unrealized gains on securities	49,505	2.2	89,258	4.0	84,496	3.8	4,762
Foreign currency translation adjustments	(126,567)	(5.6)	(159,289)	(7.2)	(151,475)	(6.8)	(7,814)
Treasury stock, at cost	(1,304)	(0.1)	(70,891)	(3.2)	(33,654)	(1.5)	(37,237)
Total Shareholders' Equity	854,173	37.9	892,602	40.0	887,986	40.0	4,616
Total	2,254,932	100.0	2,230,280	100.0	2,220,612	100.0	9,668

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2003 1H (Six months ended 30 June 2003)			FY2004 1H (Six months ended 30 June 2004)			Increase (decrease)		FY2003 (Year ended 31 December 2003)		
	Yen in million		%	Yen in million		%	Yen in million	%	Yen in million		%
Net Sales		1,112,169	100.0		1,153,294	100.0	41,125	–		2,303,917	100.0
Cost of Sales		704,621	63.4		729,705	63.3	25,084	(0.1)		1,441,638	62.6
Gross profit		407,547	36.6		423,589	36.7	16,042	0.1		862,278	37.4
Selling, General and Administrative Expenses		336,232	30.2		331,640	28.7	(4,592)	(1.5)		678,984	29.4
Operating income		71,314	6.4		91,948	8.0	20,634	1.6		183,293	8.0
Non-operating Income											
Interest income	1,941			1,463					4,340		
Dividend income	582			1,162					1,015		
Gain on sales of tangible assets	1,011			–					–		
Other	5,132	8,667	0.8	8,877	11,503	0.9	2,836	0.1	17,420	22,776	1.0
Non-operating Expenses											
Interest expense	5,957			5,289					11,962		
Foreign currency exchange loss	1,207			695					4,403		
Other	6,921	14,086	1.3	10,649	16,634	1.4	2,548	0.1	22,408	38,773	1.7
Ordinary income		65,895	5.9		86,818	7.5	20,923	1.6		167,296	7.3
Extraordinary Income											
Gain on insurance claims	–	–	–	–	–	–	–	–	4,339	4,339	0.2
Extraordinary Loss											
Impairment losses on assets	–			–					5,767		
Loss on fire incident	–			–					3,833		
Loss on voluntary tire replacement(*)	–	–	–	3,246	3,246	0.3	3,246	0.3	–	9,600	0.5
Income (loss) before income taxes and minority interests		65,895	5.9		83,572	7.2	17,677	1.3		162,035	7.0
Income taxes - current	11,324			25,335					20,911		
Income taxes - deferred	20,052	31,377	2.8	3,612	28,947	2.5	(2,430)	(0.3)	47,815	68,727	2.9
Minority Interests		2,557	0.2		2,332	0.2	(225)	(0.0)		4,588	0.2
Net Income		31,960	2.9		52,292	4.5	20,332	1.6		88,719	3.9

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

(*) Expenses of tire replacement for the voluntary safety campaign by Bridgestone/Firestone North American Tire, LLC announced in February 2004 (The figure includes reasonablly estimated amount as of 30 June, 2004.)

Consolidated Statements of Cash Flows

	FY2003 1H (Six months ended 30 June 2003)	FY2004 1H (Six months ended 30 June 2004)	Increase (decrease)	FY2003 (Year ended 31 December 2003)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities				
Income (loss) before income taxes and minority interests	65,895	83,572	17,677	162,035
Depreciation and amortization	52,516	53,760	1,244	104,383
Increase (decrease) in accrued pension and liability for retirement benefits	4,792	1,556	(3,236)	3,710
Interest and dividend income	(2,523)	(2,625)	(102)	(5,356)
Interest expense	5,957	5,289	(668)	11,962
Foreign currency exchange loss (gain)	561	(974)	(1,535)	0
Gain on sales of tangible assets	(1,011)	(619)	392	(2,046)
Gain on sales of investments in securities	(133)	(67)	66	(284)
Gain on insurance claims	–	–	–	(4,339)
Impairment losses on assets	–	–	–	5,767
Loss on fire incident	–	–	–	3,833
Loss on voluntary tire replacement	–	3,246	3,246	–
(Increase) decrease in notes and accounts receivable	47,112	3,513	(43,599)	37,940
(Increase) decrease in inventories	(36,176)	(13,084)	23,092	(35,885)
Increase (decrease) in notes and accounts payable	(29,287)	(12,491)	16,796	(2,628)
Other	14,915	16,423	1,508	14,207
Subtotal	122,619	137,497	14,878	293,299
Interest and dividends received	2,194	3,334	1,140	4,945
Interest paid	(6,067)	(5,124)	943	(12,934)
Payment for North American plant restructuring	(701)	–	701	(989)
Payment for voluntary tire recall	(10,212)	(1,294)	8,918	(11,088)
Insurance claims received	–	–	–	4,339
Payment for fire incident	–	(1,226)	(1,226)	(170)
Income taxes received (paid)	(8,044)	(17,009)	(8,965)	(19,276)
Net Cash Provided by Operating Activities	99,788	116,178	16,390	258,125
Cash Flows from Investing Activities				
Payments for purchase of tangible assets	(61,848)	(82,274)	(20,426)	(141,606)
Proceeds from sales of tangible assets	4,090	2,868	(1,222)	3,409
Payments for purchase of intangible assets	(212)	(110)	102	(273)
Payments for investments in securities	(17,650)	(13,944)	3,706	(20,049)
Proceeds from sales of investments in securities	717	5,118	4,401	3,935
Other	973	2,255	1,282	7,626
Net Cash Used in Investing Activities	(73,930)	(86,086)	(12,156)	(146,958)
Cash Flows from Financing Activities				
Net increase (decrease) in short-term borrowings	(19,310)	(7,547)	11,763	(27,444)
Proceeds from long-term borrowings	8,673	72,642	63,969	52,253
Repayments of long-term borrowings	(4,730)	(72,360)	(67,630)	(65,807)
Proceeds from issuance of bonds	95,751	14,457	(81,294)	107,163
Payments for redemption of bonds	(17,591)	(12,465)	5,126	(29,714)
Payments for purchase of treasury stock	(43)	(37,254)	(37,211)	(32,376)
Proceeds from sale of assets on sale-leaseback	–	12,245	12,245	–
Payment for repurchase of assets on sale-leaseback	–	(3,411)	(3,411)	–
Cash dividends paid	(6,880)	(6,713)	167	(13,493)
Other	(6,244)	(4,216)	2,028	(9,407)
Net Cash Provided by (Used in) Financing Activities	49,623	(44,623)	(94,246)	(18,826)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	7,021	(2,246)	(9,267)	(596)
Net Increase (Decrease) in Cash and Cash Equivalents	82,503	(16,778)	(99,281)	91,744
Cash and Cash Equivalents at Beginning of Year	206,520	298,264	91,744	206,520
Cash and Cash Equivalents at End of Year	289,023	281,486	(7,537)	298,264

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Nonconsolidated Financial Highlights (Parent Company)

	FY2003 1H (Six months ended 30 June 2003)		FY2004 1H (Six months ended 30 June 2004)		Increase (decrease)		FY2003 (Year ended 31 December 2003)	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	373,416	100.0	375,498	100.0	2,082	–	765,638	100.0
Operating income	52,001	13.9	51,178	13.6	(823)	(0.3)	105,580	13.8
Ordinary income	56,396	15.1	63,220	16.8	6,824	1.7	107,529	14.0
Net income	32,077	8.6	44,339	11.8	12,262	3.2	63,088	8.2
Per Share Data	Yen		Yen		Yen	%	Yen	
Net income								
Basic	37.29		53.53		16.24	43.6	73.48	
Cash dividends	8.00		8.00		–	–	16.00	

	FY2003 1H (As of 30 June 2003)	FY2004 1H (As of 30 June 2004)	FY2003 (As of 31 December 2003)	Increase (decrease)	
	Yen in million	Yen in million	Yen in million	Yen in million	%
Total assets	1,465,603	1,497,050	1,494,145	2,905	0.2
Shareholders' equity	915,366	940,060	940,406	(346)	(0.0)
	Shares in thousand	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	860,323	817,740	839,836	(22,096)	(2.6)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

August 10, 2004
Bridgestone Corporation

Supplementary Information of 1H 2004

1. Consolidated

(1) Financial Highlights (1st half)

(Yen in billions)

				2000			2001			2002			2003			2004		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			991.2	100	95	1,027.5	100	104	1,093.5	100	106	1,112.1	100	102	1,153.2	100	104
	Operating income			94.3	9.5	92	52.3	5.1	56	73.1	6.7	140	71.3	6.4	98	91.9	8.0	129
	Ordinary income			78.7	7.9	89	31.3	3.1	40	55.6	5.1	178	65.8	5.9	118	86.8	7.5	132
	Net income			18.8	1.9	52	(30.5)	(3.0)	-	24.4	2.2	-	31.9	2.9	131	52.2	4.5	164
Segment Information(*1)																		
Business	Sales	Tire		768.5	78	94	798.5	78	104	864.9	79	108	883.7	79	102	916.3	79	104
		Diversified		222.6	22	99	228.9	22	103	228.6	21	100	228.3	21	100	236.9	29	104
	Operating Income	Tire		74.0		88	36.2		49	56.6		156	54.8		97	73.6		134
		Diversified		20.1		114	15.7		78	16.2		103	16.3		101	18.0		110
	OP margin	Tire	%	9.6			4.5			6.5			6.2			8.0		
		Diversified	%	8.7			6.7			6.9			6.8			7.3		
Area	Sales	Japan		391.3	39	95	392.1	38	100	383.0	35	98	381.6	34	100	386.7	34	101
		Americas		423.6	43	97	443.6	44	105	497.7	45	112	474.7	43	95	483.1	42	102
		Europe		98.0	10	85	107.3	10	110	115.8	11	108	140.0	13	121	154.5	13	110
		Others		78.1	8	106	84.3	8	108	96.9	9	115	115.8	10	119	128.8	11	111
	Operating income	Japan		65.7		109	57.9		88	56.4		97	56.9		101	57.6		101
		Americas		23.4		74	(8.9)		-	4.7		+	2.2		47	15.5		693
		Europe		2.4		47	1.7		71	2.9		171	6.4		221	8.5		133
		Others		7.3		80	8.0		110	10.9		136	13.0		119	9.8		76
	OP margin	Japan	%	13.2			12.1			11.6			11.2			11.3		
		Americas	%	5.5			(2.0)			1.0			0.5			3.2		
		Europe	%	2.5			1.6			2.5			4.5			5.5		
		Others	%	6.9			7.1			8.1			7.6			5.1		
Market	Sales	Domestic		355.9	36	98	361.9	35	102	339.7	31	94	335.6	30	99	338.1	29	101
		Overseas		635.3	64	94	665.5	65	105	753.7	69	113	776.5	70	103	815.1	71	105
Capital	Depreciation			54.8	5.5	101	61.3	6.0	112	59.3	5.4	97	49.7	4.5	84	50.7	4.4	102
	Capital expenditure			61.7		80	45.2		73	43.9		97	58.6		134	79.5		136
	R&D(*2)			N.A.		-	30.7	3.0	-	33.9	3.1	111	34.8	3.1	103	34.6	3.0	99
	Interest expenses			6.1	0.6	120	11.6	1.1	190	6.2	0.6	53	3.4	0.3	55	2.6	0.2	78
	Borrowings			422.1		104	660.7		157	536.6		81	536.3		100	488.8		91

(*1)Sales: Sales to external customers　　Operating income: Including income caused by businesses among segments
(*2)R&D: Disclosed since 2000 full year

BSA Results (1H of the year)

		2002	%	vs.PY	2003	%	vs.PY	2004	%	vs.PY
Net sales	US$M	3,701	100	103	3,881	100	105	4,349	100	112
Operating income	US$M	54	1.5	-	31	0.8	58	159	3.7	507
Net income	US$M	(14)	(0.4)	-	11	0.3	-	102	2.4	887

BSEU Results (1H of the year)

		2002	%	vs.PY	2003	%	vs.PY	2004	%	vs.PY
Net sales	€M	968	100	99	1,037	100	107	1,133	100	109
Operating income	€M	23	2.4	135	49	4.7	207	88	7.8	180
Net income	€M	7	0.7	-	27	2.6	386	53	4.7	195

(2) Financial Highlights (full year)

(Yen in billions)

			Unit	2000			2001			2002			2003			2004		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			2,006.9	100	96	2,133.8	100	106	2,247.7	100	105	2,303.9	100	102	2,370.0	100	103
	Operating income			161.7	8.1	68	118.0	5.5	73	183.8	8.2	156	183.2	8.0	100	185.0	7.8	101
	Ordinary income			124.7	6.2	62	74.4	3.5	60	147.8	6.6	199	167.2	7.3	113	170.0	7.2	102
	Net income			17.7	0.9	20	17.3	0.8	98	45.3	2.0	261	88.7	3.9	196	104.0	4.4	117
Segment Information(*1)																		
Business	Sales	Tire		1,560.1	78	95	1,687.2	79	108	1,797.5	80	107	1,836.3	80	102			
		Diversified		446.7	22	100	446.5	21	100	450.1	20	101	467.5	20	104			
	Operating income	Tire		123.1		61	91.8		75	155.0		169	148.3		96			
		Diversified		38.0		107	25.4		67	28.3		111	34.6		122			
	OP margin	Tire	%	7.9			5.4			8.6			8.1					
		Diversified	%	8.1			5.5			6.1			7.1					
Area	Sales	Japan		830.9	41	98	826.9	39	100	827.6	37	100	803.0	35	97			
		Americas		826.3	41	96	918.3	43	111	980.9	44	107	972.2	42	99			
		Europe		193.2	10	87	216.0	10	112	239.2	11	111	287.4	12	120			
		Others		156.3	8	106	172.5	8	110	199.9	8	116	241.1	10	121			
	Operating income	Japan		133.5		93	136.3		102	136.6		100	129.1		95			
		Americas		12.5		20	(33.5)		-	18.5		+	19.5		105			
		Europe		5.7		58	4.5		79	8.2		182	15.4		187			
		Others		12.8		80	15.0		117	21.7		145	21.5		99			
	OP margin	Japan	%	13.2			13.6			13.2			12.2					
		Americas	%	1.5			(3.6)			1.9			2.0					
		Europe	%	2.9			2.0			3.4			5.3					
		Others	%	6.2			6.6			7.4			6.1					
Market	Sales	Domestic		758.7	38	99	756.3	35	100	739.6	33	98	710.0	31	96			
		Overseas		1,248.1	62	94	1,377.4	65	110	1,508.1	67	109	1,593.8	69	106			
Balance Sheet	Total asset			2,038.5			2,443.7			2,143.9			2,220.6					
	ROA		%	0.9			0.8			2.0			4.1					
	Shareholder's equity			778.7			835.1			796.0			887.9					
	ROE		%	2.3			2.2			5.6			10.5					
Capital	Depreciation			118.5	5.9	103	125.3	5.9	106	112.6	5.0	90	98.8	4.3	88	110.0	4.6	111
	Capital expenditure			137.7		79	104.3		76	116.7		112	155.7		133	185.0		119
	R&D(*2)			61.1	3.0	-	62.7	2.9	103	68.1	3.0	109	70.9	3.1	104	73.0	3.1	103
	Interest payment			15.8	0.8	170	22.2	1.0	141	11.3	0.5	51	6.6	0.3	58			
	Borrowings			516.6		153	765.8		148	470.1		61	487.2		104	500.0		103
No. of Employee				102,165		101	104,700		102	106,846		102	108,741		102			
Production	Domestic		10,000t	61			56			60			61			62		
	Overseas	Americas	10,000t	64			52			58			60			63		
		Europe	10,000t	14			16			16			17			18		
		Others	10,000t	21			22			27			30			33		
	Overseas total		10,000t	99			90			101			107			114		
	Total production		10,000t	160			146			161			169			176		
	Overseas prod. ratio		%	62			62			63			64			65		

(*1)Sales: Sales to external customers Operating income: Including income caused by businesses among segments

(*2)R&D: Disclosed since 2000 full year

Consolidated Results in US$

	Unit	2000			2001			2002			2003			2004		
		Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Net sales	US$M	17,489	100		16,171	100		18,747	100		21,506	100		21,857	100	
Ordinary income	US$M	1,088	6.2		564	3.5		1,233	6.6		1,562	7.3		1,568	7.2	
Net income	US$M	155	0.9		132	0.8		378	2.0		828	3.9		959	4.4	
Exchange rate	US$M	114.75			131.95			119.90			107.13			108.43		

(*)Exchange rate: as of the end of the year

BSA Results (full year)

		2002	%	vs.PY	2003	%	vs.PY	2004(F)	%	vs.PY
Net sales	US$M	7,631	100	103	8,173	100	107	8,960	100	110
Operating income	US$M	196	2.6	-	190	2.3	97	300	3.3	157
Net income	US$M	83	1.1	-	78	1.0	94	180	2.0	230

BSEU Results (full year)

		2002	%	vs.PY	2003	%	vs.PY	2004(F)	%	vs.PY
Net sales	€M	1,972	100	102	2,127	100	108	2,350	100	110
Operating income	€M	62	3.2	164	116	5.5	187	160	6.8	137
Net income	€M	(298)	(15.1)	-	62	2.9	-	90	3.8	144

2. Non-consolidated

(1) Financial Highlights (1st half)

(Yen in billions)

				2000			2001			2002			2003			2004		
			Unit	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Income Statement	Net sales			350.6	100	98	332.3	100	95	343.3	100	103	373.4	100	109	375.4	100	101
	Operating income			56.8	16.2	110	49.7	15.0	88	52.0	15.2	105	52.0	13.9	100	51.1	13.6	98
	Ordinary income			50.2	14.3	101	48.5	14.6	97	51.2	14.9	106	56.3	15.1	110	63.2	16.8	112
	Extraordinary loss			-			333	100.2		-			-			-		
	Net income			29.8	8.5	115	(164.3)	(49.5)	-	29.4	8.6	+	32.0	8.6	109	44.3	11.8	138
Segment Sales	Market	Domestic		213.9	61	105	212.0	64	99	205.8	60	97	204.9	55	100	212.2	57	104
		Export		136.6	39	88	120.3	36	88	137.4	40	114	168.4	45	123	163.1	43	97
	Business	Tire		260.4	74	95	243.7	73	94	256.6	75	105	280.1	75	109	278.9	74	100
		Diversified		90.1	26	106	88.5	27	98	86.7	25	98	93.3	25	108	96.5	26	104
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		130.7	(50)	88	113.2	(46)	87	129.2	(50)	114	159.0	(57)	123	153.7	(55)	97
		Diversified		5.9	(7)	80	7.0	(8)	119	8.2	(10)	117	9.4	(10)	114	9.4	(10)	101
Exchange rate		US$	Yen/$	107		90	121		113	130		107	119		92	109		92
		Euro	Yen/€	103		80	108		105	116		107	132		114	133		101
Investment	Capital expenditure			19.2		85	15.5		81	16.6		107	18.8		113	27.0		144
	(Tire production)			9.2		74	5.7		62	5.8		102	8.8		153	16.4		186
	(Diversified production)			3.8		123	3.6		96	3.4		94	1.8		53	2.9		161
	(R&D)			4.3		68	4.5		106	5.2		115	7.0		135	6.0		86
	(Others)			2.0		250	1.7		86	2.2		132	1.1		52	1.8		164
	Loan and investment			20.5		145	2.9		14	142.8		+	17.2		12	8.9		52
	Total investment			39.8		108	18.4		46	159.5		+	36.0		23	36.0		100
Costs & Expenses	Labor cost			59.0	16.8	96	55.5	16.7	94	61.1	17.8	110	63.5	17.0	104	56.6	15.1	89
	R&D			20.0	5.7	101	21.7	6.5	109	25.2	7.4	116	28.9	7.7	114	28.3	7.6	98
	Depreciation			19.7	5.6	95	20.7	6.2	105	19.1	5.6	92	19.1	5.1	100	19.7	5.3	103
	Interest			(1.2)	(0.3)	95	(2.0)	(0.6)	160	(3.5)	(1.0)	173	(7.9)	(2.1)	224	(12.7)	(3.4)	160
No. of Employee				13,345		98	12,438		93	12,603		101	12,599		100	12,535		99

(2) Financial Highlights (full year)

(Yen in billions)

			Unit	2000 Actual	2000 %	2000 vs.PY	2001 Actual	2001 %	2001 vs.PY	2002 Actual	2002 %	2002 vs.PY	2003 Actual	2003 %	2003 vs.PY	2004 Plan	2004 %	2004 vs.PY
Income Statement	Net sales			721.9	100	97	704.2	100	98	741.0	100	105	765.6	100	103	785.0	100	103
	Operating income			113.8	15.8	96	117.7	16.7	103	124.8	16.9	106	105.5	13.8	85	101.0	12.9	96
	Ordinary income			103.3	14.3	97	108.9	15.5	105	118.7	16.0	109	107.5	14.0	91	115.0	14.6	107
	Extraordinary loss			(1.8)	(0.3)		382.4	54.3		35.5	4.8		(0.5)	(0.1)		-		
	Net income			62.0	8.6	121	(158.0)	(22.4)	-	34.0	4.6	+	63.0	8.2	185	78.0	9.9	124
Segment Sales	Market	Domestic		472.5	65	104	463.0	66	98	462.1	62	100	437.0	57	95	464.0	59	106
		Export		249.3	35	87	241.1	34	97	278.9	38	116	328.5	43	118	321.0	41	98
	Business	Tire		536.5	74	95	526.8	75	98	556.1	75	106	573.2	75	103	589.0	75	103
		Diversified		185.3	26	105	177.3	25	96	184.9	25	104	192.3	25	104	196.0	25	102
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		236.2	(44)	86	226.4	(43)	96	261.9	(47)	116	310.1	(54)	118	303.0	(51)	98
		Diversified		13.0	(7)	98	14.6	(8)	112	16.9	(9)	116	18.4	(10)	109	18.0	(9)	98
Exchange rate		US$	Yen/$	108		95	122		113	125		102	116		93	107		92
		Euro	Yen/€	100		83	109		109	118		108	131		111	126		96
Investment	Capital expenditure			41.4		82	35.8		87	38.8		108	45.0		116	65.0		144
	(Tire production)			19.5		75	12.7		65	17.8		139	22.3		126	36.0		161
	(Other production)			7.3		81	9.1		125	6.9		76	4.7		68	7.0		149
	(R&D)			10.6		99	11.1		105	10.5		95	15.4		147	17.0		110
	(Others)			4.0		87	2.9		73	3.7		127	2.6		70	5.0		192
	Loan and investment			25.0		82	14.5		58	164.1		+	14.2		9	10.0		70
	Total investment			66.4		82	50.4		76	203.0		+	59.3		29	75.0		126
Costs & Expenses	Labor cost			117.9	16.3	96	116.4	16.5	99	121.7	16.4	105	127.5	16.7	105	116.0	14.8	91
	R&D			45.2	6.3	112	45.4	6.4	100	50.9	6.9	112	58.2	7.6	114	60.0	7.6	103
	Depreciation			45.4	6.3	100	41.3	5.9	91	38.7	5.2	94	38.7	5.1	100	44.0	5.6	113
	Interest			(1.3)	(0.2)	84	(2.2)	(0.3)	159	(3.8)	(0.5)	171	(8.9)	(1.2)	235	(17.0)	(2.2)	190
Fund	Borrowing			148.0			197.1			194.6			230.0			230.0		
No. of Employee				12,411		92	12,441		100	12,564		101	12,480		99			
Domestic Production			10,000t	61		98	56		92	60		107	61		102	62		101

Note: Loan and investment in 2001

Decrease of loan and investment relating to US restructuring is excluded

(3) Change Factors in Sales vs. PY (Parent company)

Results of First Half of 2004 (unit:100Myen)

Forex impact	(70)
Volume, etc.	90
Total	20

Forecast of Full Year of 2004

Forex impact	(170)
Volume, etc.	364
Total	194

(4) Change Factors in Ordinary Income vs. PY (Parent company)

Results of First Half of 2004 (unit:100Myen)

Forex impact	(30)
Volume, etc.	25
Natural rubber	(50)
Other raw materials	(20)
Labor cost	70
Depreciation	(10)
Interest	50
Others	33
Total	68

Forecast of Full Year of 2004

Forex impact	(80)
Volume, etc.	190
Natural rubber	(120)
Other raw materials	(70)
Labor cost	115
Depreciation	(50)
Interest	80
Others	10
Total	75

(5) Demand Forecast in Japan (published by JATMA on 29 July 2004)

	2004 Forecast	
	(unit:1000 ton)	vs. PY
OE	225	99 %
REP	403	104
EXP	664	105
Total Demand	1,292	104

(6) Sales Channels in Japan (no. of shops)

	End of 2002	End of 2003	June 2004	End of 2004(F)
Tire Kan	436	444	446	450
Cockpit	177	162	151	150
Mr. Tireman	597	630	636	640

(7) Tire Production and Capacity Utilization in Japan

	Tire Production (10,000 ton)		Capacity Utilization (%)	
	2003	2004(F)	2003	2004(F)
1H	31	30	99	93
2H	30	32	93	98
Full Year	61	62	96	96

(8) Sales Composition (rubber weight base)

	2003 1H	2004 1H
REP	20 %	25 %
OE	20	20
EXP	60	55
Total	100	100

(9) Export Sales Composition by Region (value base)

	2003 1H	2004 1H	(Growth rate vs. PY)
Americas	31 %	27 %	84 %
Europe	26	27	99
Asia	15	17	108
Middle East	10	10	104
Others	18	19	104
Total	100	100	97

(10) Stud-less Tire Sales Forecast

	2004 Forecast	
	(10,000 units)	vs. PY
For Passenger car	610	113 %
For Light truck	152	113
For Truck/Bus	85	114
Total	852	113

3. Additional Information

(1) Year-on-Year Sales Growth of Replacement Tire (unit base)

	2002	2003	2004(F)
	%	%	%
N.America : PSR/LTR	105	102	105
: TBR	104	103	104
Europe : PSR	99	103	105
: TBR	102	106	102

(2) Market Share of Replacement Tire (estimation)

	2002	2003	2004(F)
	%	%	%
N.America : PSR/LTR	14	14	14
: TBR	24	24	25
Europe : PSR	12	12	12
: TBR	19	20	20